[RUSSELL LETTERHEAD]

September 16, 2011

Tony Burak
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0001

Re:           Russell Investment Funds; SEC File Nos. 33-18030 and 811-05371

Dear Mr. Burak:

We are responding to your comments communicated during our phone conversation on August 22, 2011 regarding the Commission’s review of Russell Investment Funds’ (“Fund”) financial statements dated December 31, 2010 and filed with the Fund’s Form N-CSR (the “Filing”).

For your convenience, we have restated in this letter each of the comments communicated by you during our phone conversation in bold lettering with the related response following immediately after each comment.

1)
With respect to Management’s Discussion of Fund Performance, consider the extent to which derivatives impacted Fund returns and, if material, include in the discussion.  For example, for the Core Bond Fund, a significant portion of the gains were derived from futures contracts.

If relevant or applicable, such disclosure will be included in future reports.

2)	Include the Graphical Representation of Portfolio Holdings as required by Form N-1A Item 27(d)(2) for LifePoints Funds. This change will be made in the December 31, 2011 annual filing.
3)
In the Schedule of Investments for the LifePoints Funds, when a Fund invests in an underlying fund that offers multiple classes, specify which class the Fund invests in.

This change will be made in the December 31, 2011 annual filing.

4)
If the underlying funds did not pay dividends in the period covered by the filing, the Schedule of Investments should identify those investments as non-income producing.

All of the underlying funds paid dividends during the period. In the event that an underlying fund does not pay dividends during a period, it will be identified as non-income producing.

5)
Please include a footnote in the Financial Highlights stating that returns shown do not reflect insurance company separate account or policy charges.

This disclosure will be included in the December 31, 2011 annual filing.

6)
For Funds with high turnover rates, consider adding disclosure to the Financial Highlights relating to whether such Funds are allowed to engage in frequent trading of securities and whether they do so.

None of the Funds have a strategy to engage in frequent trading of portfolio securities.  Additionally, pursuant to Form N-1A Item 3 and Item 9(b)(1), the Fund’s prospectuses contain disclosure related to portfolio turnover, including portfolio turnover rates for the most recent fiscal year and a statement that portfolio turnover rates for multi-manager funds are likely to be somewhat higher than the rates for comparable mutual funds with a single money manager.  The prospectuses further state that portfolio turnover rates may exceed 100% and refer investors to the Financial Highlights tables for the annual portfolio turnover rates. The Fund’s Statement of Additional Information also contains disclosure required by Form N-1A Item 16(e) regarding significant variations in the Fund’s portfolio turnover rates.  Accordingly, we respectfully decline to make the requested change as we believe that the disclosure is adequate.

7)
With respect to Notes to Financial Statements, in Note 2—“Significant Accounting Policies—Derivatives,” the balances at the end of the quarterly periods for options, futures, swaps, etc. should be shown per Fund and not at the complex level.

This change will be made in the December 31, 2011 annual filing.

8)
With respect to Notes to Financial Statements, in Note 4—“Related Party Transactions, Fees and Expenses—Affiliated Brokerage Commissions,” it is not clear whether any commissions were paid to affiliated brokers.  If commissions were paid to affiliated brokers, the dollar amounts of such commissions need to be disclosed.

This change will be made in the December 31, 2011 annual filing.

9)	Please add the “Statement Regarding Availability of Proxy Voting Record” required by Form N-1A Item 27(d)(5). This disclosure will be included in the December 31, 2011 annual filing.
10)
With respect to Item 4(e)(2) of Form N-CSR, please confirm whether the Fund’s response of “100%” is accurate.

The response should have been 0% and will be corrected in the December 31, 2011 annual filing.

11)
The Fund’s prospectuses state that the list of the Fund’s money managers is available on Russell.com.  Please confirm the accuracy of this statement.

This statement will be removed from the Fund’s prospectuses in the next annual update as this information is not available on Russell.com.

* * * * * * * * * * * * *

In connection with your recent review of the Filing, the undersigned hereby acknowledges on behalf of the Fund that:

•	The Fund is responsible for the adequacy and the accuracy of the disclosure in the Filing;
•
Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the Filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	The Fund may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We trust that this letter is responsive to each of your questions.  Please do not hesitate to call the undersigned at (206) 505-2086 or my colleague, Mary Beth Rhoden, at (206) 505-4846 should you have any further questions concerning this matter.

Sincerely,

/s/ Mark Swanson
Mark Swanson
Russell Investment Funds
Treasurer